Auryn Resources receives conditional acceptance to list on the Toronto Stock Exchange

Vancouver, British Columbia (October 5th, 2016) – Auryn Resources Inc. (TSXV:AUG, OTCQX:GGTCF) (“Auryn” or the “Company”) is pleased to announce that it has received conditional approval to list the Company’s common shares on the Toronto Stock Exchange (“TSX”).

Shawn Wallace, President and CEO, commented, “Graduation to the TSX mainboard will give the Company access to additional investors at home and abroad and should provide better liquidity for all of our shareholders.”

ON BEHALF OF THE BOARD OF DIRECTORS
OF AURYN RESOURCES INC.

“Shawn Wallace”

Shawn Wallace
President & Director,

Telephone: +1 (778) 729-0600:
Website: www.aurynresources.com
Email: info@aurymnresources.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.